Exhibit 99.1

For immediate release Chennai, India, January 31, 2019

Sify reports Revenues of INR 5732 Million for
Third Quarter of FY 2018-19

EBITDA for the Quarter stood at INR 788 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5732 Million, an increase of 10% over the same quarter last year.

•	EBITDA for the quarter was INR 788 Million, an increase of 12% over the same quarter last year.

•	Net Profit for the quarter was INR 312 Million, an increase of 9% over the same quarter last year.

•	CAPEX during the quarter was INR 1181 Million.

•	Cash balance at the end of the quarter was INR 1262 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “Enterprises that seek out an IT partner look for relevance, comprehensiveness and cost-effectiveness. Sify has consistently delivered the last two, leveraging our complete ICT eco-system and quicker turnaround time. As Enterprises increase focus on their core area of operations, our focus is now to build relevant vertical strengths across industries. As the Government’s digitization moves gather speed, we should see broader demand for our service bouquet.”

Mr. Kamal Nath, CEO, said, “There is a consistent, increasing demand from Enterprises and Government to move their workload to Cloud. In addition, the inevitability of data residency will demand a robust network to support such a transition. These are reflecting positively on demands for our “Cloud@Core” service lines and a larger offtake of our network capacity. Our focus on building vertical strengths is also being sounded out by clients from different industries and is giving a distinct character to our revenue mix, profitability and order book.”

Mr. M P Vijay Kumar, CFO, said, “Our strong Network and Data Center service lines are seeing a logical offtake in a tightening market place. While we continue to pursue investments in Data Center infrastructure, we are also seeing clients increase their engagement across our multiple service lines. This, along with our fiscal prudence, will help us broaden our revenue base.

Our cash balance at the end of the quarter stands at INR 1262 Million.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	December	December	September
Description	2018	2017	2018

Revenue	5,732	5,228	5,509
Cost of Revenues	(3,775)	(3,469)	(3,465)
Selling, General and Administrative Expenses	(1,169)	(1,057)	(1,273)

EBITDA	788	702	771

Depreciation and Amortisation expense	(368)	(396)	(384)
Net Finance Expenses	(175)	(62)	(175)
Other Income (including exchange gain)	67	41	67
Other Expenses (including exchange loss)			(26)

Profit before tax	312	285	253
Income tax expense
Profit for the period	312	285	253

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	312	285	253
Add:
Depreciation and Amortisation expense	368	396	384
Net Finance Expenses	175	62	175
Other Expenses (including exchange loss)	-	-	26
Income tax expense			-
Less:
Other Income (including exchange gain)	(67)	(41)	(67)

EBITDA	788	702	771

•	Revenue from Data Center centric IT Services grew by 2% over the same quarter last year.

•	Segment-wise, revenue from Data Center Services grew by 34%, Cloud and Managed Services grew by 78% and Technology Integration Services grew by 113% respectively, while Applications Integration Services fell by 70%. This change should be viewed in light of the delivery of a large government contract last year.

•	Revenue from Telecom centric services grew by 18% over the same quarter last year.

•	Segment-wise, revenue from Data and Managed Services grew 19% while revenue from the Voice business grew by 14% over the same quarter last year.

BUSINESS HIGHLIGHTS

GROWTH DRIVERS

The Indian IT market is undergoing big changes in consumption pattern of services. With start-ups driving the disruptions and demand from Tier II & III cities picking up, Enterprises will rely heavily on automation to overcome the demographic challenges. AI, Big Data analytics, IoT and Machine Learning are increasingly becoming the tools-of-choice to accelerate their go-to-market. All of these will require a flexible and agile platform to keep pace with the business changes and growth. Cloud, Data Centers and hyperscale Network are the demands that Sify seeks to cater to.

KEY WINS

A consolidated list of the key sign ups during the quarter is as below:

•	7 customers signed up to have their workload migrated from their on-premise DC to multiple clouds like Sify Cloud Infinit, AWS and Azure. These cover key verticals such as Government, ITeS, Insurance, Manufacturing, Food, Health, Agri-sciences, Power generation and transmission, Microfinance and Pharmaceuticals.

•	8 customers have signed up with Sify for greenfield cloud project implementation from verticals such as Personal care, NBFC, Manufacturing, Dairy startups, Power transmission and Personal care.

•	26 new customers signed up for services like DRaaS, PaaS and IaaS.

•	1 customer moved their entire workload from a competitor DC to Sify’s DC while 6 customers migrated their work loads from their on-premise DC to Sify DC. These were across verticals like Automobile Manufacturing, Banking, Infrastructure, Analytics management, Mobility service and Hosting services.

•	6 customers from across Government, Banking, Food processing and NBFC signed up to have Private Cloud commissioned at their Data Center.

•	5 customers signed up to have their Disaster Recovery Centers commissioned.

•	10 customers signed up for Managed Services from across banking, housing finance, an electronic subsidiary of a State Government, IT consulting and Food processing.

•	Sify successfully conducted the first-ever online examination for one of the country’s defense establishment.

•	A state department signed up to conduct online examination for more than 3.5 million candidates.

•	A PSU Energy major signed on for Learning Technology platform and solutions.

•	15 new customers signed up for Security Services.

•	The Telecom Centric Services added 502 new customers in the quarter.

•	The business signed up a key customer in the Energy & Exploration industry.

•	2 PSUs in the banking industry signed up for an MPLS network to connect their branch locations.

•	Sify's managed and secure SDWAN service saw 2 major wins across BFSI and Manufacturing segment.

•	A leading player in Pharmaceuticals outsourced its Wide Area Network to Sify.

•	The Intercloud connectivity segments acquired customers across logistics, Retail, Insurance and Media

About Sify Technologies

Sify is the largest ICT service provider, systems integrator, and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class player in India, Sify, today has presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2018, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com